SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS



Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.


Commission File number: 000-31553




                              HOUSTON OPERATING CO.
                              ---------------------
             (Exact name of registrant as specified in its charter)



DELAWARE                                                 76-0307819
--------                                                 ----------
(State or Other Jurisdiction                          (I.R.S. Employer
of incorporation or organization)                     Identification Number)



645 Fifth Avenue, Suite 403, New York, NY 10022
-----------------------------------------------
(Address of principal Executive Offices Zip Code)



Registrant's telephone number, including area code: (212) 750-2002

                              HOUSTON OPERATING CO.
                           645 Fifth Avenue, Suite 403
                               New York, NY 10022


INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

                                November 30, 2004

GENERAL

         This Information Statement is being mailed on or about November 30, 2004 to the holders of record of the Common Stock, of Houston Operation Co., a Delaware corporation (the "Company") on or about December 2, 2004. This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's Board of Directors as a result of a change in control of the Company. The Company has purchased 7,030,000 shares of the Company's Common Stock in consideration for $375,000, pursuant to a Share Purchase Agreement dated October 15, 2004 and entered into between the Company, Littlehampton Investments LLC, and Speed Action Limited ("Agreement").

         Pursuant to the purchase transaction, the Company will to have a total of approximately 7,030,000 shares of its Common Stock outstanding, of which all will be deemed to be beneficially owned by Michael Millon, the Managing Member. The balance will be in the public float or owned by the other prior shareholders of the Company, or by other unaffiliated parties. Chin Sin Low has resigned as President and Director of the Company and Florence Mei Fong Chang resigned as Secretary of the Company on November 15, 2004, effective subject to this mailing of Notice pursuant to Section 14f. The remaining members of the Board of Directors of the Company before the closing of the subscription under the Agreement (the "Resigning Directors") are being replaced by new members of the Board of Directors of the Company, namely Wesley F. Whiting and Redgie Green (collectively the "New Directors"). Wes Whiting has also been appointed President and Redgie Green has also been appointed Secretary.

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

         The information contained in this Information Statement was prepared by the Company except for information concerning the New Directors, which was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.


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



                      OUTSTANDING SHARES AND VOTING RIGHTS

         As of November 30, 2004, the Company had outstanding 7,795,172 shares of Common Stock outstanding. Each share entitles the holder to one vote.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 30, 2004, including each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock as of November 30, 2004. In addition, the number of shares of the Company's Common Stock beneficially owned by each Current Director and officer of the Company, and the number of shares beneficially owned by the Resigning Directors and executive officers of the Company as a group, as of November 30, 2004, are disclosed below in the second table. The information was furnished to the Company by the identified individuals in public reports. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

Security Ownership of Certain Beneficial Owners


Name and Address                            Amount and Nature of                Percent of Common
of Beneficial Owner                         Beneficial Ownership                Stock Outstanding
-------------------                         --------------------                ------------------
Littlehampton Investments, LLC              7,030,000                           90.09%
(Beneficially Michael Millon)


Security Ownership of Management

Name of                                     Amount and Nature of                        Percent of Common
Beneficial Owner                            Beneficial Ownership                        Stock Outstanding

Chin Sin Low(1)(3)                          0                                           0%
President, CFO, Director(5)
(resigned as officer)

Florence Mei Fong Choong(1)(3)              0                                           0%
Secretary & Director(5)
(resigned as officer)

Officers & Directors                        0                                           0%
as a Group


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



Wesley F. Whiting(4)                        0                                           0%
10200 W. 44th Avenue, #210E
Wheat Ridge, CO 80033
President

Redgie Green(4)                             0                                           0%
7609 Ralston Road
Arvada, CO 80002
Secretary

New Officers and Director                   0                                           0%
appointees as a Group (2 persons)

(1) c/o Houston Operating Company address: 610 Newport Center Dr., Suite 1400, Newport Beach, CA 92660

(2) Based on 7,030,000 shares of common stock of the Registrant held by Littlehampton Investments LLC. Michael Millon is a beneficial owner of Littlehampton Investments LLC and an indirect beneficial owner of the shares.

(3) Resigning Director

(4) Director appointee

(5) Resigned as director effective 10 days after mailing this Notice.


                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Resigning Directors and Executive Officers

         On November 15, 2004, Chin Low Sin and Florence Mei Fong Choong, Resigning Directors, resigned as President and Secretary of the Company, respectively. They have resigned as directors of the Company with effective date thereof being ten days after the filing and mailing of this Schedule 14f to the shareholders of the Company. As part of the transactions contemplated by the Agreement, the number of members of the Board of Directors after the change of control are expected to be two, namely Wesley F. Whiting and Redgie Green who have been appointed to the Board, subject to the mailing of this Notice.

         Listed below are the resumes of Resigning Directors of the Company (who have resigned effective ten days after the mailing of this Notice):

         Mr. Chin Sin LOW, 43, is the founder and managing director of Thico Limited. Thico Limited is the exclusive distributor of a Japan health product



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



called Sun Chlorella in Hong Kong since 1989. Prior to founding Thico Limited, he held various senior positions with several health food related private companies. Mr. Low received his Bachelor of Commerce degree from the University of Windsor, Canada in 1984.

         Florence Mei Fong CHOONG, age 37, graduated from the New York City Technical College with a Professional A.A.S. Degree in Advertising in 1989. Ms. Choong has been performing art designs of all kinds of apparels as well as product sourcing in the past 5 years. She is also well experienced in managing trading business in connection with apparels.

New Directors and Executive Officers

         The following biographical information concerning the New Directors and officers is provided.

         WESLEY F. WHITING, Director, age 73. Mr. Whiting was President, director, and Secretary of Berge Exploration, Inc. (1978-88) and President, Vice President, and director of NELX, Inc. (1994-1998), and was Vice President and director of Intermountain Methane Corporation (1988-91), and President of Westwind Production, Inc. (1997-1998). He was a director of Kimbell deCar Corporation from 1998, until 2000 and he has been President and a director of Dynadapt System, Inc. since 1998. He was a Director of Colorado Gold & Silver, Inc. from 1999 to 2000. He was President and director of Business Exchange Hold-ing Corp. from 2000 to 2002 and Acquisition Lending, Inc. (2000 to 2002). He was director and Vice President of Utilitec, Inc, 1999 to 2002, and has been Vice President and director of Agro Science, Inc. since 2001. He was President and director of Premium Enterprises, Inc. from October 2002 to December 31, 2002. He was appointed Director and Secretary of BSA SatelLink, Inc. in 2002. He has been President and Director of Fayber Group, Inc. since 2003. He has also been Director of Life USA, Inc. since 2003.

         REDGIE GREEN, age 51. Mr. Green has been Secretary and Director of Dynadapt Systems, Inc. since 1998. Mr. Green has been co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high tech ventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. Mr. Green was elected a Director of Cheyenne Resources, Inc. in August 2004 and served until November 2004 when he resigned.

         The New Directors have taken office on November 15, 2004. None of the New Directors or their associates beneficially own any common shares of the Company. None of the New Directors has been involved in any transaction with the Company nor any of its Resigning Directors or officers that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission prior to date hereof.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on copies of such reports furnished to the Company, there were no reportable untimely filings under Forms 3, 4, or 5 by persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the last fiscal year.

Executive Compensation

         The following table and notes set forth the annual cash compensation paid to Chin Sin Low, the President, Chief Executive Officer, Chief Financial Officer, and Florence Mei Fong Choong, Secretary of the Company, by Houston Operation Co., a Delaware corporation during its fiscal years ended December 31, 2003, 2002, and 2001, respectively. No other executive officer received compensation in excess of $100,000 in any such year. Directors are not paid compensation.



                                                        Annual Compensation                        Long-Term
                                                                                                   Compensation
                                                                                                   Awards
Name and Principal         Fiscal    Salary     Bonus    Other Annual        Restricted            Securities          All Other
Position                   Year                          Compensation        Stock                 Underlying          Compensation
                                                                             Award(s)($)           Options
Chin Sin Low,              2003      0          0        0                   0                     0                   0
President, Director        2002      0          0        0                   0                     0                   0
                           2001      0          0        0                   0                     0                   0

Frances Mei Fong           2003      0          0        0                   0                     0                   0
Choong,                    2002      0          0        0                   0                     0                   0
Secretary, Director        2001      0          0        0                   0                     0                   0
Officers and Directors     2003      0          0        0                   0                     0                   0
as a Group                 2002      0          0        0                   0                     0                   0
                           2001      0          0        0                   0                     0                   0


LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceedings, as of date of this report and is no aware of any legal proceedings in which any Director, nominee, officer, or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


                      COMMITTEES AND MEETINGS OF THE BOARD

         During the fiscal year ended December 31, 2003, the Board of Directors held one regular meeting and executed several consents to action in lieu of meetings. All directors attended 100% of the meetings of the Board.

         The Company has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, although it plans to form one or more of those committees following the appointment of the New Directors. Prior to closing of the transaction under the Agreement, the Resigning Directors had not approved any Stock Option Plan.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Pursuant to the Agreement, Littlehampton Investments LLC, as of November 15, 2004, has agreed to purchase 7,030,000 common shares of Houston Operation Co., a Delaware corporation. Littlehampton Investments Limited is beneficially owned by Michael Millon.

         As a result of the stock sale, Littlehampton Investments LLC became the majority shareholder of the Company holding approximately 90% of the Company's common stock.

         No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

         There are currently no plans, proposals, arrangements, or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of an acquisition or merger candidate. The Board has adopted a resolution and policy whereby no additional issuances of share will be made until an arrangement or contract has been made with a target company.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


November 30, 2004                         HOUSTON OPERATION CO.


                                          By: \s\ Wesley F. Whiting
                                              ----------------------------------
                                              Wesley F. Whiting, President



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